APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)



Income Statement - unaudited
2019 & 2020

	2019		2020	
	Jan 1st - Dec 31		**Jan 1st - Dec 31st**	
REVENUES				
Square POS Sales	$	482,601	$	476,016
Clover POS Sales	$	-	$	21,080
Third Party Sales	$	-	$	79,008
TOTAL REVENUES	**$**	**482,601**	**$**	**576,104**
Discounts	$	-	$	(22,790)
TOTAL REVENUES LESS DISCOUNTS	**$**	**482,601**	**$**	**553,314**
COST OF GOODS SOLD				
Cost of Sales	$	178,917	$	206,277
Supplies	$	-	$	-
Other Direct Costs	$	-	$	-
TOTAL COST OF GOODS SOLD	$	178,917	$	206,277
GROSS PROFIT (LOSS)	$	303,684	$	347,037
OPERATING EXPENSES				
3rd Party Delivery Fees	$	7,700	$	23,904
Advertising and Promotion	$	13,136	$	7,596
Business Licenses and Permits	$	750	$	-
Computer and Internet	$	4,743	$	-
Construction upgrades and repairs	$	18,067	$	4,027
Credit Card Processing	$	9,314	$	12,729
Depreciation	$	15,208	$	21,798
Equipment Purchase	$	3,132	$	900
Insurance	$	4,254	$	4,558
Office Supplies and Software	$	4,380	$	13,031
Other Business Expenses	$	-	$	1,396
Payroll Salaries Taxes and Benefits	$	163,647	$	186,640
Professional Services - Legal, Accounting	$	5,153	$	10,432
Rental Payments	$	27,500	$	29,240
Smallwares	$	3,983	$	-
Sponsorship and Donations	$	2,750	$	2,263
Travel	$	6,983	$	5,494
Utilities	$	23,872	$	26,035
TOTAL OPERATING EXPENSES		314,572		350,042
OPERATING PROFIT (LOSS)	$	(10,888)	$	(3,006)
INTEREST (INCOME), EXPENSE & TAXES				
Interest (Income)	$	-	$	-
Interest Expense	$	2,288	$	3,915
Income Tax Expense	$	348	$	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	$	2,636	$	3,915
NET INCOME (LOSS)	**$**	**(13,524)**	**$**	**(6,921)**



Balance Sheet - unaudited
For the period ended 2020

	2019 December 31st		2020 December 31st	
ASSETS				
Current Assets:				
Cash	$	24,339	$	121,770
Petty Cash	$	600	$	1,000
Inventory	$	6,295	$	11,205
Total Current Assets	$	31,234	$	133,975
Fixed Assets:				
Furniture and Equipment	$	75,121	$	84,151
Computer Equipment	$	4,329	$	7,439
Smallwares	$	7,345	$	12,181
Less: Accumulated Depreciation	$	(26,594)	$	(48,392)
Total Fixed Assets	$	60,201	$	55,379
Other Assets:				
Security Deposits	$	5,000	$	14,200
Other Assets	$	99	$	99
Total Other Assets	$	5,099	$	14,299
TOTAL ASSETS	$	96,534	$	203,653
LIABILITIES				
Current Liabilities:				
Short term Debt	$	21,960	$	-
Total Current Liabilities	$	21,960	$	-
Long-Term Liabilities:				
Notes Payable	$	-	$	136,000
Total Long-Term Liabilities	$	-	$	136,000
EQUITY				
Capital Stock/Partner's Equity	$	120,000	$	120,000
Opening Retained Earnings	$	(31,902)	$	(45,426)
Net Income (Loss)	$	(13,524)	$	(6,921)
Total Equity	$	74,574	$	67,653
TOTAL LIABILITIES & EQUITY	$	96,534	$	203,653

I, Emmet Moore, certify that:

1. The financial statements of Jefferson Fry Company, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Jefferson Fry Company, LLC included in this Form reflects accurately the information reported on the tax return for Jefferson Fry Company, LLC for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature   _____

Name: Emmet Moore

Title: Member